UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Mark One

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to .

Commission file number 000-24939

A. Full title of the plan and address of the plan, if different from that of the issuer named below:
EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN Financial Statements December 31, 2011 and 2010

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EAST WEST BANCORP, INC.

135 North Los Robles Ave., 7th Floor

Pasadena, California 91101

East West Bank

Employees 401(k)

Savings Plan

Financial Statements as of and for the Years Ended

December 31, 2011 and 2010, Supplemental

Schedule as of December 31, 2011, and Reports of

Independent Registered Public Accounting Firms

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

East West Bank Employees 401(k) Savings Plan

Pasadena, California

We have audited the accompanying statement of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan as of December 31, 2011, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.   The supplemental schedule is the responsibility of the Plan’s management.    The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2011 financial statements taken as a whole.

Crowe Horwath LLP
South Bend, Indiana
June 19, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of

East West Bank Employees 401(k) Savings Plan

Pasadena, California

We have audited the accompanying statements of net assets available for benefits of the East West Bank Employees 401(k) Savings Plan (the “Plan”) as of December 31, 2010 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO USA, LLP

Los Angeles, California
June 17, 2011

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010

ASSETS
Investments:
Participant—directed investments — at fair value (Notes 1, 2, 3 and 4)	$81,172,967	$73,859,029

Total investments	81,172,967	73,859,029

Receivables:
Notes receivable from participants	1,475,090	1,189,688
Participant contributions	303,580	—
Employer contributions	88,359	—

Total receivables	1,867,029	1,189,688

Total assets	83,039,996	75,048,717

LIABILITIES
Excess contributions payable	—	13,571

NET ASSETS, REFLECTING ALL INVESTMENTS AT FAIR VALUE	83,039,996	75,035,146

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT—RESPONSIVE INVESTMENT CONTRACTS	(383,276)	(21,307)

NET ASSETS AVAILABLE FOR BENEFITS	$82,656,720	$75,013,839

See notes to financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011 AND 2010

	2011	2010

ADDITIONS (REDUCTIONS) TO NET ASSETS ATTRIBUTED TO
Investment income:
Net (depreciation) / appreciation in fair value of investments (Notes 3 and 4)	$(1,823,517)	$7,627,797
Dividend and interest income	873,814	649,611

Net investment (loss) / income	(949,703)	8,277,408

Other income:
Interest income on notes receivable from participants	59,358	56,422

Other income	59,358	56,422

Contributions:
Participant	9,940,390	14,895,210
Employer, net of forfeitures	2,435,509	2,033,056

Total contributions	12,375,899	16,928,266

Total additions	11,485,554	25,262,096

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Benefits paid	3,839,395	5,367,818
Administrative expenses	3,278	25,241

Total deductions	3,842,673	5,393,059

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	7,642,881	19,869,037

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	75,013,839	55,144,802

End of year	$82,656,720	$75,013,839

See notes to financial statements.

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.              DESCRIPTION OF THE PLAN

The following description of the East West Bank Employees 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for more complete information.

General — The Plan is a defined contribution plan designed to provide retirement benefits financed by participants’ tax deferred contributions and contributions from East West Bancorp, Inc. (“the Company” or “Employer”), the Plan’s sponsor (the “Bank” or the “Plan Sponsor”). The Plan is administered by an administrative committee appointed by the Board of Directors of East West Bancorp, Inc.  Prudential Trust Company (the “Trustee”) serves as the trustee for the Plan. The Plan became effective January 1, 1986. The Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Effective June 11, 2010, the Company acquired certain assets and assumed certain liabilities of Washington First International Bank (“WFIB”) from the Federal Deposit Insurance Corporation (the “FDIC”) as receiver for Washington First International Bank, pursuant to the terms of a purchase and assumption agreement entered into by the Company and the FDIC on June 11, 2010 (the “Purchase and Assumption Agreement”). The net assets available for benefits of WFIB’s Employees 401 (k) Savings Plan at June 11, 2010 were held by the FDIC and not transferred to the Plan.

Employees of the former WFIB that were eligible under the WFIB Employees 401(k) Savings Plan were eligible to join the Plan and contribute to the Plan as early as July 1, 2010.

Eligibility — Under the terms of the Plan, employees of the Company become eligible to participate in the Plan as of the first day of the first calendar month beginning after the date the employee attains the age of 18 years and completes three months of service with the Company. Effective February 1, 2011, eligible employees are automatically enrolled in the Plan at a 3% contribution rate unless the participant elects another rate, including 0%. All deferred compensation of automatically enrolled employees will be invested in an age appropriate Goal Maker Age Migration Fund until such time as the participant changes their investment election. In addition, a Roth 401(k) investment option was available to participants as of June 1, 2011.

Contributions — Eligible employees may elect to defer up to 80% of their compensation before taxes (limited to $16,500 in 2011 and 2010). The Bank reinstated the match contributions as of February 1, 2010. Beginning February 1, 2010, the Bank matches 50% of the first 6% of a participant’s deferred compensation. Plan participants age 50 or older may also contribute an additional $5,500 to the Plan in both 2011 and 2010. Participants may also contribute amounts representing rollover eligible distributions from other tax-qualified plans into the Plan.

Investments — Participants direct the investments of their contributions and match into various investment options offered by the Plan.

Vesting, Benefits, and Benefits Payable — Participants are fully vested in the portion of their accounts which resulted from their contributions and earnings on their voluntary contributions. Participants become vested in the matching contributions received from the Plan Sponsor at the rate of 20% per year for each full year of service after the first year so that the participants become 100% vested after five years of credited service.

Benefits are recorded when paid. On termination of service for any reason, a participant may elect to (1) receive a lump-sum distribution in an amount equal to the value of the participant’s vested interest in his or her account, or (2) elect a rollover distribution to an eligible retirement plan or eligible individual retirement account (“IRA”) in an amount equal to the value of the participant’s vested interest in his or her account. If a participant’s account is less than $1,000 and an election is not made, the Trustee will distribute the vested interest in the participant’s account to the participant in the form of a lump-sum payment. If a participant with an account balance greater than $1,000 and not exceeding $5,000, does not elect either to receive or to rollover the distribution, then the participant’s vested interest in the account will be rolled over to an IRA. At December 31, 2011 and 2010, no amounts were owed to terminated participants who had elected to withdraw their benefits.

Forfeited Accounts — At December 31, 2011 and 2010, forfeited nonvested accounts totaled $12,727 and $7,461 respectively. These accounts will be used to reduce future employer contributions, pay some plan expenses and, at the discretion of the Plan Administrator, be allocated to participants. During the years ended December 31, 2011 and 2010, employer contributions were reduced by $130,968 and $151,936, respectively from forfeited nonvested accounts. During the years ended December 31, 2011 and 2010, plan expenses of $2,729 and $24,264 were paid with funds from forfeited nonvested accounts. During the year ended December 31, 2010, a discretionary allocation of $197,234 of funds from forfeited nonvested accounts went to the remaining eligible participants’ accounts. No discretionary allocations were made during the year ended December 31, 2011.

Participant Accounts — Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, the Plan’s earnings or losses, and if applicable, rollovers from plans of prior employers. Allocations of earnings or losses are based on participant account balances as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Notes Receivable from Participants — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or up to 20 years for the purchase of a primary residence. The loans are secured by the vested balances in the participants’ accounts and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator at the time the loan is approved. At December 31, 2011, interest rates on outstanding loans to participants ranged from 4.25% to 9.25% and mature through 2031. Principal and interest are paid ratably through bimonthly payroll deductions.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared using the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Fair Value Disclosures — In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures About Fair Value Measurements, which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009, except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance resulted in additional financial statement disclosures.

Valuation of Investments — The Plan’s investments are stated at their fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common stock is valued at quoted market prices. Investment in the collective trust fund is stated at fair value, based on the net asset value, after adjustments to reflect all fund investments at fair value, as reported in the audited financial statements of the fund.  Investment in the guaranteed income fund is valued based on the Plan’s investment contract with Prudential Retirement Insurance and Annuity Company (PRIAC) which is reported at contract value. Contract value is the value determined by the insurance company in accordance with the terms of the contract.

Fully Benefit—Responsive Investment Contracts — Fully benefit—responsive investment contracts held by a defined—contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined—contribution plan attributable to fully benefit—responsive investment contracts because the contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan’s Stable Value Fund invests in investment contracts through participation in the Wells Fargo Stable Return Fund (“Stable Return Fund”), a collective trust. Investments in the accompanying Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investment in Wells Fargo’s Stable Value Fund, as well as the adjustment from fair value to contract value of the Plan’s investment in this stable value collective trust. The Plans guaranteed income fund invests in an investment contract through PRIAC, an unallocated investment contract. Investments in the accompanying Statements of Net Assets Available for Benefits presents the fair value of the Plan’s investment in investment contract, which approximates contract value.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosures of contingent assets and liabilities. Actual results could materially differ from those estimates.

Risk Management — The Plan utilizes various investment instruments, including mutual funds that invest in the securities of foreign countries. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  In addition, investments that include securities of foreign companies involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices may be more volatile than those of securities of comparable U.S. companies. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and those changes could materially affect the amounts reported in the financial statements.

Administrative Expenses — Investment transaction expenses are offset against the related investment income. Management fees incurred by the collective trust of the Plan are borne by the Plan participants through the Wells Fargo Stable Value Fund and are included in the net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. The investment managers of the Wells Fargo Stable Value Fund charge asset-based management fees, which amount to, on an annualized basis, 65 basis points of the dollar value of the Plan’s investments in the Wells Fargo Stable Value Fund. Certain loan fees are deducted directly from participant’s account. Other administrative and non-investment expenses of the Plan are paid by the Plan Sponsor which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA.

Investment Income — The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation in the fair value of investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants — Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the participants’ account balances.

3.              FAIR VALUE MEASUREMENTS

ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

•                  Level 1: quoted prices in active markets for identical assets or liabilities;

•                  Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•                  Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 and 2010:

	Assets (Liabilities) Measured at Fair Value on a Recurring Basis as of December 31, 2011
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock
East West Bancorp, Inc. Company Stock	$16,671,216	$16,671,216	$—	$—
Total common stocks	16,671,216	16,671,216	—	—

Mutual funds
Fixed income - intermediate bond funds	7,082,507	7,082,507	—	—
Balanced - value funds	5,178,766	5,178,766	—	—
Large cap stock - value funds	2,927,861	2,927,861	—	—
Large cap stock - blend funds	7,677,496	7,677,496	—	—
Large cap stock - growth funds	10,599,824	10,599,824	—	—
Mid cap stock - value funds	2,202,183	2,202,183	—	—
Mid cap stock - blend funds	1,858,545	1,858,545	—	—
Mid cap stock - growth funds	1,590,558	1,590,558	—	—
Small cap stock - value funds	587,864	587,864	—	—
Small cap stock - blend funds	1,479,666	1,479,666	—	—
Small cap stock - growth funds	1,383,713	1,383,713	—	—
International stock - blend funds	6,558,831	6,558,831	—	—
Total mutual funds	49,127,814	49,127,814	—	—

Collective trust fund
Stable value fund	15,124,654	—	15,124,654	—
Total collective trust funds	15,124,654	—	15,124,654	—

Unallocated investment contract
Guaranteed income fund	249,283	—	—	249,283
Total unallocated investment contract	249,283	—	—	249,283

Total investments measured at fair value	$81,172,967	$65,799,030	$15,124,654	$249,283

	Assets (Liabilities) Measured at Fair Value on a Recurring Basis as of December 31, 2010
	Fair Value Measurements	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common stock
East West Bancorp, Inc. Company Stock	$15,556,480	$15,556,480	$—	$—
Total common stocks	15,556,480	15,556,480	—	—

Mutual funds
Fixed income - intermediate bond funds	5,927,942	5,927,942	—	—
Balanced - value funds	4,867,341	4,867,341	—	—
Large cap stock - value funds	2,573,549	2,573,549	—	—
Large cap stock - blend funds	7,127,555	7,127,555	—	—
Large cap stock - growth funds	10,894,750	10,894,750	—	—
Mid cap stock - value funds	1,810,402	1,810,402	—	—
Mid cap stock - blend funds	1,402,096	1,402,096	—	—
Mid cap stock - growth funds	1,306,404	1,306,404	—	—
Small cap stock - value funds	486,574	486,574	—	—
Small cap stock - blend funds	1,062,776	1,062,776	—	—
Small cap stock - growth funds	1,163,690	1,163,690	—	—
International stock - blend funds	6,263,178	6,263,178	—	—
Total mutual funds	44,886,257	44,886,257	—	—

Collective trust fund
Stable value fund	13,416,292	—	13,416,292	—
Total collective trust funds	13,416,292	—	13,416,292	—

Unallocated investment contract
Guaranteed income fund	—	—	—	—
Total unallocated investment contract	—	—	—	—

Total investments measured at fair value	$73,859,029	$60,442,737	$13,416,292	$—

There were no transfers between Level 1, Level 2 and Level 3 during 2011 and 2010.

The following table sets forth the summary of changes in the fair value of Level 3 investments for the year ended December 31, 2011:

Guaranteed
Income Fund

Balance, beginning of year	$—
Interest income	315
Purchases	259,662
Issues	—
Sales	(10,694)
Settlements	—
Balance, end of year	$249,283

Common Stock

East West Bancorp, Inc. common stock held in participant directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

Mutual Funds

The mutual funds are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year, and are classified as Level 1 investments.

Collective Trust Fund

The fair values of participation units in the stable value collective trust are based upon the net asset values of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund.  The stable value fund is classified as a Level 2 investment.

The fund invests in conventional and synthetic investment contracts issued by life insurance companies, banks, and other financial institutions, and a synthetic stable value fund, with the objective of providing a higher rate of return than shorter maturity investments, such as money market funds or certificates of deposit.  The fund generally provides for daily redemptions by the Plan at reported net asset value per share, with written redemption instructions, and redemption proceeds will generally be paid to the account within one business day after receipt of the request, and in all cases, within six business days after such receipt. Withdrawals needed for benefit payments and loan advances of participating employee benefit plans are generally permitted daily.

In the fourth quarter of 2011, management made the decision to liquidate the stable value fund and transfer assets into a guaranteed income fund. No fees are associated with this transaction. All participants were given a written notice of the transaction, as any plan sponsor initiated withdrawal from the fund requires a 12 month written notice of intent to withdraw assets from the fund. During this period, no restrictions are set on the participants.

Unallocated Investment Contracts

In December 2011, the Plan invested in a guaranteed income fund offered by the Trustee. The fair values of the Plan’s investment contracts have been determined to approximate contract values, as the terms of the contracts prohibit transfer or assignment of rights under the contracts and provide for all distributions at contract value, frequent re-setting of contractual interest rates based upon market conditions, no significant liquidity restrictions and no defined maturities. Generally, there are no events that could limit the ability of the plan to transact at contract value and there are no events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value. In addition, management has determined that no adjustment from contract values is required for credit quality considerations.

Contract value represents contributions made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The average yield earned by the Plan, based on actual earnings, was 2.85% as of December 31, 2011. The average yield earned, based on the interest rate credited to participants, was 2.85% as of December 31, 2011. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include, current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%.The guaranteed income fund is classified as a Level 3 investment given the unobservable inputs used to determine contract value.

The valuation methodologies described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

4.     INVESTMENTS

The following presents the Plan’s investments, as of December 31, 2011 and 2010 that represent 5% or more of the Plan’s net assets available for benefits:

2011

East West Bancorp, Inc. Common Stock	$16,671,216
Wells Fargo Stable Value Fund, at Contract Value	14,741,378
MFS Total Return Fund	5,178,766
American Funds Growth Fund of America	6,449,795
American Funds EuroPacific Growth	6,558,831
PIMCO Total Return Bond Admin	7,082,507
Vanguard Index Trust 500	5,439,572
Franklin Flex Cap Growth Fund	4,150,029

2010

East West Bancorp, Inc. Common Stock	$15,556,480
Wells Fargo Stable Value Fund, at Contract Value	13,394,985
MFS Total Return Fund	4,867,341
American Funds Growth Fund of America	6,653,126
American Funds EuroPacific Growth	6,263,178
PIMCO Total Return Bond Admin	5,927,942
Vanguard Index Trust 500	4,838,379
Franklin Flex Cap Growth Fund	4,241,624

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (decreased)/increased in value for the years ended December 31, 2011 and 2010, as follows:

	2011	2010

Common stock	$62,689	$3,023,930
Mutual funds	(2,181,657)	4,483,234
Collective trust fund	295,451	120,633
Unallocated investment contract	—	—
Total	$(1,823,517)	$7,627,797

5.     PARTY-IN-INTEREST TRANSACTIONS

A party-in-interest is defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. The Plan held a stable value fund and invests in a guaranteed investment contract managed by a custodian, and, therefore, these transactions and the Plan’s payment of custodian fees qualify as party-in-interest transactions. Notes receivable from participants also reflect party-in-interest transactions. Fees paid by the Bank for administrative expenses amounted to $63,726 and $65,201 for the years ended December 31, 2011 and 2010, respectively. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

At December 31, 2011 and 2010, the Plan held 844,112 and 795,728 shares, respectively, of common stock of East West Bancorp, Inc., the parent company of the Plan Sponsor, with a fair value of $16,671,216 and $15,556,480 respectively. All common stock held by the Plan is common stock of East West Bancorp, Inc. During the years ended December 31, 2011 and 2010, the Plan recorded dividend income from the plan’s investment in East West Bancorp’s common stock of $132,973 and $30,735, respectively.

For risks and uncertainties regarding investment in East West Bancorp, Inc. common stock, participants should refer to the East West Bancorp, Inc. Annual Report on Form 10-K for the year ended December 31, 2011 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

6.              EXCESS CONTRIBUTIONS PAYABLE

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s record keeper.

7.              PLAN TERMINATION

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, all participant accounts will become 100% vested and will be distributable to participants in accordance with the Plan.

8.              FEDERAL INCOME TAX STATUS

The Internal Revenue Service has issued an opinion letter dated March 31, 2008, indicating that the prototype adopted by the Plan, as then designed, was in compliance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended from the original prototype document; however, the Plan Sponsor believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related Trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan and has concluded that, as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.              SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through the date of issuance of the financial statements. Such evaluation resulted in no adjustments to the accompanying financial statements.

******

SUPPLEMENTAL SCHEDULE

EAST WEST BANK EMPLOYEES 401(k) SAVINGS PLAN
EIN 95-2795851	Plan Number: 001
FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2011

		(c) Description of Investment,
	(b) Identity of Issuer,	Including Maturity Date,
	Borrower, Lessor,	Rate of Interest, Collateral,
(a)	or Similar Party	Par, or Maturity Value	(d) Cost	(e) Current Value

	Franklin Flex Cap Growth Fund	93,701 shares, Mutual funds	**	$4,150,029

	Davis NY Venture Fund A	68,859 shares, Mutual funds	**	2,237,924

	Vanguard 500 Index Signal	56,870 shares, Mutual funds	**	5,439,572

	Vanguard Small Cap Index Signal	49,191 shares, Mutual funds	**	1,479,666

	MFS Total Return Fund	369,384 shares, Mutual funds	**	5,178,766

	MFS Value Fund A	4,713 shares, Mutual funds	**	105,488

	Goldman Sachs Mid Cap Value	65,600 shares, Mutual funds	**	2,202,183

	Royce Value Plus Fund I	115,309 shares, Mutual funds	**	1,383,713

	Royce Total Return Fund	46,362 shares, Mutual funds	**	587,864

	Pimco Total Return Bond Admin	651,565 shares, Mutual funds	**	7,082,507

	American Funds Washington Mutual Fund	99,730 shares, Mutual funds	**	2,822,373

	American Funds Growth Fund of America	226,150 shares, Mutual funds	**	6,449,795

	American Fund EuroPacific Growth	189,836 shares, Mutual funds	**	6,558,831

	T Rowe Price Mid Cap Growth	30,164 shares, Mutual funds	**	1,590,558

	Vanguard Mid Cap Index Signal	66,070 shares, Mutual funds	**	1,858,545

*	Prudential Guaranteed Income Fund	9,915 shares, Unallocated Contract	**	249,283

*	Wells Fargo Stable Value Fund	332,575 shares, Collective trust	**	14,741,378

*	East West Bancorp, Inc.	844,112 shares, Common stock	**	16,671,216

	Total investments			80,789,691

*	Loans to participants	Participant loans (maturing 2012 to 2031 with interest rates of 4.25% to 9.25% collateralized by participants’ account balances)	**	1,475,090

	Total assets			$82,264,781

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore is not included.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2012
EAST WEST BANK
EMPLOYEES 401(k) SAVINGS PLAN

	By	/s/ Irene H. Oh

IRENE H. OH

Executive Vice President, Chief Financial Officer and Plan Administrator